SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August, 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to communicate and review our results for the nine months ended July 3, 2005.

The Company reported third quarter net earnings of U.S. $34.1 million or U.S. $0.57 per share, up respectively 30.2% and 29.5% from the third quarter of last year. Gildan's third quarter results were a record for the Company for any fiscal quarter.

Compared to last year, the increase in third quarter net earnings was due to continuing strong growth in unit volume sales, more favourable product-mix and lower costs of cotton. These positive factors were partially offset by lower selling prices, increased costs for transportation, and higher selling, general and administrative expenses.

Sales in the third quarter amounted to U.S. $198.9 million, up 18.1% from the third quarter a year ago, reflecting a 15.3% increase in unit shipments and more favourable product-mix, partially offset by lower selling prices. The Company continued to achieve strong market share increases in all product categories, in spite of capacity constraints which restricted its ability to maximize sales growth in the quarter.

Gross margins in the third quarter were 31.6%, compared with 30.3% in the third quarter of last year. The increase in gross margins was due to more favourable product-mix and lower cotton costs, partially offset by lower selling prices and the impact of higher transportation costs.

Selling, general and administration expenses were U.S. $19.1 million, or 9.6% of sales, compared with U.S. $15.6 million, or 9.3% of sales, in the third quarter of fiscal 2004. The higher SG&A expenses reflected higher distribution expenses, provision for higher performance-related compensation expenses, and the stronger Canadian dollar, in addition to the continuing development of the organization to support the Company's ongoing growth strategy. The cost of operating the Company's U.S. distribution center was negatively impacted in the third quarter by the start-up of a new warehouse management system to increase distribution capacity. Although the new system was implemented quickly and successfully, it resulted in additional costs during the start-up phase.

Net earnings for the first nine months of fiscal 2005 were U.S. $64.6 million, or U.S. $1.08 per share, before the special charge recorded in the second quarter for the closure and relocation of the Canadian yarn-spinning facilities. These results were up 38.3% and 38.5% respectively from net earnings of U.S. $46.7 million or U.S. $0.78 per share in the first nine months of last year, after adjusting last year's earnings for the negative impact of the functional currency change on cost of sales as a result of revaluing opening inventories which were consumed in the first half of fiscal 2004. Net earnings for the first nine months of fiscal 2005 were U.S. $56.8 million or U.S. $0.95 per share after the special charge for the Canadian yarn-spinning closure, compared with unadjusted net earnings of U.S. $43.4 million or U.S. $0.73 per share in the first nine months of fiscal 2004.

On July 12, 2005, the Company increased its E.P.S. guidance for the full 2005 fiscal year from approximately U.S. $1.40 per share to approximately U.S. $1.50 per share before the special charge for the closure and relocation of the Canadian yarn-spinning operations, and approximately U.S. $1.37 per share after the charge. The Company continues to be comfortable with its revised guidance. The Company is projecting E.P.S. of approximately U.S. $0.42 per share for the fourth quarter, up approximately 23.5% from U.S. $0.34 per share in the fourth quarter of fiscal 2004, before a special charge in the fourth quarter of last year to reflect the Company's contractual obligations to H. Greg Chamandy.

During the third quarter, the Company generated U.S. $15.9 million of free cash flow. (Free cash flow is defined as cash flow from operating activities less cash flow from investing activities.) Capital expenditures amounted to U.S. $23.6 million, including investment in a new yarn-spinning facility by Gildan's joint venture with Frontier Spinning Mills, Inc., which is now fully consolidated in Gildan's financial statements. The Company utilized U.S. $17.5 million in the third quarter for the second scheduled principal repayment of Gildan's U.S. senior notes, and ended the quarter with cash and cash equivalents of U.S. $30.8 million.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Gildan continues to project capital expenditures of approximately U.S. $85 million for the full 2005 fiscal year. The Company expects to generate free cash flow of approximately U.S. $10 million in fiscal 2005, and to end the fiscal year with cash and cash equivalents of approximately U.S. $65 million.

Gildan also announced that it planned to spend approximately U.S. $105 million for its capital expenditure program in fiscal 2006. In addition to completing the ramp-up and expansion of the Company's new textile facility in the Dominican Republic, the Company intends to construct two new facilities at its Rio Nance site in Honduras, one for the manufacture of its existing products, and one for production of athletic socks. Gildan believes that entry into the athletic sock market represents a significant growth opportunity for the Company, which will complement its overall retail strategy and leverage its existing core competencies and low-cost offshore manufacturing expertise.

I wish to take this opportunity to thank our shareholders for their confidence and support.

Glenn J. Chamandy
President and Chief Executive Officer

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	July 3, 2005	October 3, 2004	July 4, 2004
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$30,784	$60,671	$37,094
Accounts receivable	112,354	85,317	94,342
Inventories	131,803	116,615	113,497
Prepaid expenses and deposits	6,426	3,243	4,694
Future income taxes	9,943	8,149	4,558

	291,310	273,995	254,185

Fixed assets	249,984	211,693	199,825
Assets held for sale (note 3)	5,426	–	–
Other assets	4,928	3,127	3,321

Total assets	$551,648	$488,815	$457,331

Current liabilities:
Accounts payable and accrued liabilities	$81,425	$74,607	$64,606
Income taxes payable	2,400	1,966	3,753
Current portion of long-term debt	19,724	18,610	18,601

	103,549	95,183	86,960

Long-term debt	24,159	37,979	38,430
Future income taxes	28,373	28,058	22,436
Non-controlling interest	5,548	–	–

Shareholders' equity:
Share capital (note 5)	83,167	78,170	77,060
Contributed surplus	1,262	681	519
Retained earnings	279,342	222,496	205,678
Cumulative translation adjustment	26,248	26,248	26,248

	390,019	327,595	309,505

Total liabilities and shareholders' equity	$551,648	$488,815	$457,331

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$198,901	$168,429	$473,179	$387,757
Cost of sales	136,091	117,443	328,309	278,134

Gross profit	62,810	50,986	144,870	109,623

Selling, general and administrative expenses	19,134	15,629	53,746	42,177

Special charge (note 3)	–	–	11,886	–

Earnings before the undernoted items	43,676	35,357	79,238	67,446

Depreciation and amortization	6,043	5,517	18,413	15,698
Interest expense	1,191	1,626	3,691	4,970
Earnings of non-controlling interest	72	–	187	–

Earnings before income taxes	36,370	28,214	56,947	46,778

Income tax expense (note 4)	2,223	1,986	101	3,345

Net earnings	$34,147	$26,228	$56,846	$43,433

Basic E.P.S. (note 6)	$0.57	$0.44	$0.95	$0.73

Diluted E.P.S. (note 6)	$0.57	$0.44	$0.95	$0.73

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of the period	$245,195	$179,450	$222,496	$162,245
Net earnings	34,147	26,228	56,846	43,433

Retained earnings, end of the period	$279,342	$205,678	$279,342	$205,678

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	$34,147	$26,228	$56,846	$43,433
Adjustments for:
Depreciation and amortization	6,043	5,517	18,413	15,698
Future income taxes	1,431	320	(1,943)	1,781
Loss on fixed assets	287	1,079	8,646	1,138
Other	629	(369)	1,200	(305)

	42,537	32,775	83,162	61,745
Net changes in non-cash working capital balances:
Accounts receivable	(23,863)	(9,270)	(26,552)	(29,889)
Inventories	9,304	16,611	(14,732)	(9,994)
Prepaid expenses and deposits	325	669	(3,114)	(1,010)
Accounts payable and accrued liabilities	7,548	1,700	5,437	(2,464)
Income taxes payable	324	1,570	400	(195)

	36,175	44,055	44,601	18,193
Cash flows from financing activities:
Increase in long-term debt	1,139	–	2,420	4,125
Repayment of long-term debt	(17,569)	(19,031)	(18,495)	(20,655)
Contribution by non-controlling interest	–	–	2,500	–
Proceeds from the issuance of shares	1,310	48	4,997	1,570

	(15,120)	(18,983)	(8,578)	(14,960)
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(23,563)	(9,221)	(66,693)	(35,794)
Decrease in assets held for sale	2,599	–	2,599	–
Decrease (increase) in other assets	676	(118)	(1,933)	(190)

	(20,288)	(9,339)	(66,027)	(35,984)
Effect of exchange rate changes on cash
and cash equivalents	(26)	(52)	117	505

Net increase (decrease) in cash and cash equivalents
during the period	741	15,681	(29,887)	(32,246)

Cash and cash equivalents, beginning of period	30,043	21,413	60,671	69,340

Cash and cash equivalents, end of period	$30,784	$37,094	$30,784	$37,094

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended July 3, 2005)
(Tabular amounts in thousands of U.S. dollars, except per share data)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with the Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements. The July 3, 2005 unaudited interim consolidated financial statements include the full consolidation of Cedartown Manufacturing LLC (“Cedartown”), the Company’s 50% owned joint venture with Frontier Spinning Mills, Inc. Prior to fiscal 2005, the Company accounted for its investment in Cedartown using the proportionate consolidation method (see note 2).

The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the third quarter ended July 3, 2005 are traditionally not indicative of the results to be expected for the full year.

Certain comparative figures have been reclassified in order to conform with the current year’s presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in note 2 of its audited consolidated financial statements in the Company’s annual report for the year ended October 3, 2004, except as noted below.

The following policy has been applied for the first time in fiscal 2005 following a new Accounting Guideline issued by the Canadian Institute of Chartered Accountants (“CICA”);

Variable interest entities

The CICA issued a guideline on accounting for variable interest entities (“VIEs”) titled Accounting Guideline 15 – Consolidation of Variable Interest Entities (“AcG-15”), which contains guidelines that harmonize with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. We have determined that the Company’s joint venture with Frontier Spinning Mills, Inc. (Cedartown Manufacturing LLC) meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity.

The Company elected to early adopt this standard on October 4, 2004, the beginning of its 2005 fiscal year, in order to minimize any potential difference between Canadian and U.S. GAAP. The consolidation of Cedartown at October 4, 2004, increased total assets by $7.9 million and total liabilities by $5.0 million, while creating a non-controlling interest of $2.9 million. Under generally accepted accounting principles, the application of either the consolidation or the proportionate consolidation method of accounting for equity interests results in the same net earnings inclusion, and accordingly the Company’s net earnings was not be affected by this change.

The consolidation of the Company’s interest in Cedartown did not result in any material change in the underlying tax, legal or credit risks facing the Company.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

3. Special charge:

During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations. A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company’s yarn-spinning joint-venture. For the nine months ended July 3, 2005, the Company recognized a charge relating to closure costs of $11.9 million before tax, or $7.8 million after tax ($0.13 per share). The components of the special charge are as follows;

Writedown of fixed assets	$ 7,872
Employee severance	3,688
Other	326

$ 11,886

During the second quarter of fiscal 2005, the Company reduced the carrying values of the fixed assets considered to be held for sale to their fair values of $8.0 million, of which $5.4 million remains as at July 3, 2005. All severance payments had been paid as at July 3, 2005.

4. Income taxes:

The income tax expense of $0.1 million for the nine months ended July 3, 2005 included the income tax recovery arising from the special charge of the closure of the Canadian yarn-spinning operations in the second quarter of fiscal 2005. Excluding the impact of the tax recovery due to the closure costs, the tax provision for nine months ended July 3, 2005, was $4.2 million, resulting in a tax rate of 6.1%, compared to a tax rate of 7.2% for the same period last year.

5. Share capital:

	July 3, 2005		October 3, 2004 (audited)		July 4, 2004

Authorized without limit as to number and without par value:	Shares	$	Shares	$	Shares	$
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Common shares

Issued and outstanding:
Common shares:
Total outstanding, beginning of period	59,397	$ 78,170	59,040	$ 75,490	59,040	$ 75,490
Shares issued under employee share purchase plan	8	140	11	163	8	122
Shares issued pursuant to exercise of stock options	472	4,857	346	2,517	211	1,448

Total outstanding, end of period	59,877	83,167	59,397	78,170	59,259	77,060

On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock spilt, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares, to shareholders of record on May 20, 2005. The Company’s shares commenced trading on a post-split basis on May 18, 2005 on the Toronto Stock Exchange and on June 1, 2005, on the New York Stock Exchange, in accordance with the respective requirements of these exchanges. All share and per share data in these interim consolidated financial statements reflect the effect of the stock split on a retroactive basis.

Our Articles of Incorporation were amended in February 2005 in order to exchange each of the issued and outstanding Class A subordinate voting shares into one newly-created common share and to remove the Class B multiple voting shares and the Class A subordinate voting shares, effectively eliminating our dual class share structure. The opening balances in the above table have been adjusted to reflect this conversion.

The Company has obtained approval from the Toronto Stock Exchange to renew the stock repurchase program authorizing the Company to purchase up to a maximum of 1,000,000 of the Company’s common shares in the open market commencing December 22, 2004 and ending December 21, 2005. As at July 3, 2005 no shares have been repurchased under this plan.

On December 1, 2004, our Board of Directors adopted a shareholder rights plan, which became effective that same day. At the annual and special meeting of the shareholders on February 2, 2005, our shareholders approved a resolution confirming the ratification of the shareholder rights plan. The objectives of the shareholder rights plan are to provide the Board of Directors and the shareholders with adequate time to assess any unsolicited take-over bid for the Company and where appropriate, give the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. The shareholder rights plan was not adopted in response to any specific proposal to acquire control of the Company nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Company.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

6. Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

Three months ended
			Nine months ended
	July 3,	July 4 ,	July 3,	July 4 ,
	2005	2004	2005	2004

Basic weighted average number of common shares outstanding	59,816	59,256	59,613	59,152

Basic earnings per share	$ 0.57	$ 0.44	$ 0.95	$ 0.73

Diluted earnings per share:
Basic weighted average number of common shares outstanding	59,816	59,256	59,613	59,152
Plus impact of stock options and RSUs	454	462	429	526

Diluted weighted average number of common shares outstanding	60,270	59,718	60,042	59,678

Diluted earnings per share	$ 0.57	$ 0.44	$ 0.95	$ 0.73

Stock-Based Compensation and Other Stock-Based Payments:
Effective the commencement of our 2004 fiscal year, the Company follows the fair value-based method to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting periods. The following disclosure is required to report the pro forma net earnings and earnings per share as if the fair value-based method had been used to account for employee stock options granted during fiscal 2003.

	Three months ended		Nine months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004

Net earnings, as reported	$ 34,147	$ 26,228	$ 56,846	$ 43,433
Add :
Total stock-based employee compensation recovery (expense)
determined under fair value-based method for all awards
granted in fiscal 2003	(6)	(37)	16	(12)

Pro forma net earnings	$ 34,141	$ 26,191	$ 56,862	$ 43,421

Earnings per share:
Basic:
As reported	$ 0.57	$ 0.44	$ 0.95	$ 0.73
Pro forma	0.57	0.44	0.95	0.73
Diluted:
As reported	$ 0.57	$ 0.44	$ 0.95	$ 0.73
Pro forma	0.57	0.44	0.95	0.73

No options were cancelled during the three-month period ended July 3, 2005. During the nine months ended July 3, 2005, 26,666 options granted in fiscal 2003 had been cancelled which reduced the amount of stock-based compensation for the quarter, presented above, by $58,706, since the Company only accounts for forfeitures as they occur.

The weighted average fair value of the remaining 41,992 options granted in fiscal 2003 is CAD$4.81 per stock option, which is recognized over the vesting period for purposes of calculating pro forma net earnings. The weighted average fair value of the stock options granted during fiscal 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of nil; expected volatility of 34.14%; risk-free interest rate of 3.59%; and expected lives of 2.68 years.

Deferred Share Unit Plan
Effective October 4, 2004, the Company established a deferred share unit plan for independent members of the Company’s Board of Directors who may elect annually to receive all or a portion of their retainers and fees in the form of deferred share units (“DSUs”), the value of which is determined by the market price of the Company’s common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. For the three months and nine months ended July 3, 2005, there were 2,165 DSUs outstanding at a value of $58,000 (CAD$69,500). The DSU obligation will continue to be adjusted each quarter based on the market value of the Company’s common shares. The Company records the cost of the DSU plan through selling, general and administrative expenses.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

7. Guarantees:

Significant guarantees that have been provided to third parties are the following:

The Company, including certain of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at July 3, 2005, the maximum potential liability under these guarantees was $28.2 million of which $8.6 million was surety bonds and $19.6 million was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during 2005 and the surety bonds are automatically renewed on an annual basis.

As at July 3, 2005, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

8. Financial instruments:

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at July 3, 2005 and July 4, 2004:

	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2005:
Buy contracts:
Foreign exchange contracts	CAD	47,800	0.7896 to 0.8216	July 2005 to August 2006	$38,298
Sell contracts:
Foreign exchange contracts		€15,884	1.3345 to 1.3721	July 2005 to September 2006	$21,543
		£6,187	1.8707 to 1.9008	July 2005 to September 2006	$11,662
2004:
Buy contracts:
Foreign exchange contracts	CAD	64,640	0.7465 to 0.7202	July 2004 to August 2005	$47,614
Sell contracts:
Foreign exchange contracts		€5,696	1.2202 to 1.2752	July to December 2004	$7,051
		£3,132	1.6660 to 1.8500	July to December 2004	$5,437

9. Segmented information:

The Company manufactures and sells activewear apparel. The Company operates in one reportable segment.

For the three-month periods ended July 3, 2005 and July 4, 2004 the Company had one individual customer which accounted for 24.9% and 24.6% of total sales, respectively. For the nine-month periods ended July 3, 2005 and July 4, 2004 the customer accounted for 28.7% and 28.9% of total sales, respectively.

Sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	July 3, 2005	July 4, 2004	July 3 , 2005	July 4, 2004

United States	$ 173,062	$ 140,111	$ 408,926	$ 326,706
Canada	13,259	15,285	34,514	33,333
Europe and other	12,580	13,033	29,739	27,718

	$ 198,901	$ 168,429	$ 473,179	$ 387,757

Fixed assets by geographic areas are as follows:

	July 3, 2005	October 3, 2004 (audited)	July 4, 2004

Canada	$ 48,427	$ 82,034	$ 83,994
Caribbean basin, Central America and Mexico	137,257	101,653	91,366
United States	64,300	28,006	24,465

	$ 249,984	$ 211,693	$ 199,825

Quarterly Report to Shareholders Third quarter ended July 3, 2005

10. Other information:

(a) The following items were included in the determination of the Company's net earnings:

	Three months ended		Nine months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004

Depreciation of fixed assets	$ 5,777	$ 5,328	$ 17,749	$ 15,158
Interest expense on long-term debt	1,198	1,554	3,839	4,960
Foreign exchange loss (gain)	1,245	(16)	667	734
Amortization expense of deferred start-up costs	105	93	284	250
Amortization of deferred financing costs and other	161	96	380	290
Investment income	(79)	(22)	(266)	(181)

(b) Supplemental cash flow disclosure:

	Three months ended		Nine months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004

Cash paid during the period for:
Interest	$ 1,075	$ 1,829	$ 3,611	$ 5,159
Income taxes	113	347	675	1,137

	July 3, 2005	October 3, 2004 (audited)	July 4, 2004

Non-cash transactions:
Additions to fixed assets included in accounts payable	$ 2,797	$ 3,473	$ 2,285

Cash and cash equivalents consist of:
Cash balances with banks	$ 27,984	$ 33,571	$ 33,994
Short-term investments	2,800	27,100	3,100

	$ 30,784	$ 60,671	$ 37,094

Quarterly Report to Shareholders Third quarter ended July 3, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the nine months ended July 3, 2005, and with Management’s Discussion and Analysis of Financial Condition and Results of Operations (“2004 MD&A”) which is part of the fiscal 2004 Annual Report, including the sections on critical accounting estimates and risks.

All financial information contained in this Interim MD&A and the Company’s Interim Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except for certain information discussed in the paragraph entitled Reconciliation of Non-GAAP Financial Measures on page 20 of this Interim MD&A. The Company’s financial results are reconciled to U.S. GAAP at the end of its fiscal year. The effect of significant differences between Canadian and U.S. GAAP is discussed in Note 16 to the Company’s 2004 Consolidated Financial Statements. All amounts in this report are in U.S. dollars, unless otherwise stated. Gildan Activewear’s Audit and Finance Committee and its Board of Directors have reviewed this Interim MD&A to ensure consistency with the approved strategy of the Company.

For additional information relating to the Company, readers may review the documentation filed by the Company with the Canadian securities regulatory authorities (including the Company’s Annual Information Form) available at www.sedar.com and with the U.S. Securities and Exchange Commission (including the Annual Report on 40-F) available at www.sec.gov.

CORPORATE OVERVIEW

We are a rapidly growing, vertically-integrated manufacturer and marketer of premium quality basic activewear for sale principally into the wholesale imprinted activewear market in the United States, Canadian, European and other international apparel markets. We are still continuing to gain market share in our largest geographical market, the United States, even though we have the no 1 share position in this market. During the past four years we established a strong base for future growth in Europe, where, as of July 2005, we had set up a network of 31 distributors in 17 countries. We successfully entered the Australian market in fiscal 2004. We manufacture and sell premium quality T-shirts, placket collar sport shirts and fleece products in a variety of weights, sizes, colors and styles. We sell our products as “blanks”, which are ultimately decorated with designs and logos for sale to customers.

To support its sales in the various markets, the Company has modern textile facilities located in Canada and Honduras. The Company has constructed a textile facility in the Dominican Republic, which commenced operations during the third quarter of this year. All of the Company’s sewing facilities are located in Central America, Mexico and the Caribbean basin. The Company also utilizes third party sewing contractors to complement its vertically-integrated production.

The Company distributes its products in Canada and the U.S. out of distribution centres, and uses third party warehouses in Europe and Australia to service its international customers. The corporate head office is located in Montreal, Canada and over 9,000 full-time employees work in the Company’s facilities worldwide.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Results of Operations

Sales

Sales for the three months ended July 3, 2005 were $198.9 million, up 18.1% from $168.4 million for the three months ended July 4, 2004. The significant growth in sales revenues was due to a 15.3% increase in unit sales volumes combined with a higher-valued product-mix, partially offset by lower selling prices.

Sales for the nine months ended July 3, 2005 were $473.2 million compared to $387.8 million for the nine months ended July 4, 2004, representing an increase of 22.0%. The significant growth in sales revenues was due to a 15.7% increase in unit sales volumes, higher-valued product-mix and higher selling prices. During the third quarter of fiscal 2005, the Company continued to be capacity-constrained, pending the ramp-up of production at its new textile manufacturing facility in the Dominican Republic, which restricted its ability to maximize sales growth in the quarter.

The Company obtains U.S. market growth and market share data for the U.S. wholesale distributor channel from the S.T.A.R.S. report produced by ACNielsen Market Decisions. The value of the S.T.A.R.S. market growth and market share data for the U.S. wholesale distribution market continues to be reduced by non-participation by major distributors. With this caveat, the table below summarizes the S.T.A.R.S. data for the quarter ended June 30, 2005. In calculating year-over-year growth rates, S.T.A.R.S. has adjusted prior period comparatives to exclude sales through distributors no longer participating in the S.T.A.R.S. report.

Gildan Market Share Q3 2005	Gildan Market Share Q3 2004		Gildan Unit growth Q3 2005 vs Q3 2004	Industry Unit growth Q3 2005 vs Q3 2004
36.2%	29.6%	T-shirts	27.8%	3.8%
32.4%	23.0%	Sport shirts	39.2%	(3.1) %
25.3%	16.4%	Fleece	101.3%	29.4%

Gildan continued to increase market share in all U.S. market segments, compared to the third quarter of fiscal 2004. Gildan is the market share leader in both t-shirts and sports shirts segment and has achieved significant market share penetration in the fleece segment.

Gross Margin

Gross margins increased from 30.3% in the third quarter of fiscal 2004 to 31.6% for the third quarter of fiscal 2005. The improvement in gross margin over the prior year is primarily the result of a more favourable product mix combined with lower cotton costs partially offset by lower selling prices and the impact of higher transportation costs.

Gross margins for the nine months ended July 3, 2005 were $144.9 million or 30.6% compared to $109.6 million or 28.3% for the same period of the prior year. Gross margins in the first nine months of fiscal 2004 were negatively impacted by $3.3 million due to the effect of the inventory revaluation resulting from the change in functional currency. Excluding the effect of the change in functional currency gross margins were 29.1% for the nine months ended July 4, 2004. The improvement in gross margins over last year is the result of higher selling prices combined with a favourable product mix partially offset by higher transportation costs and the impact of lower capacity utilization on the efficiency of the Canadian yarn spinning operations.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Special Charge

During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations. A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company’s joint-venture with Frontier Spinning Mills, Inc. For the nine months ended July 3, 2005 the Company recognized a charge of $11.9 million before tax, or $7.8 million after tax ($0.13 per share) relating to the closure. The components of the closure costs are as follows;

(in millions)

Writedown of fixed assets	$ 7.9
Employee severance	3.7
Other	0.3

$ 11.9

As previously reported, the Company reduced the carrying value of the fixed assets considered to be held for sale to their estimated fair value of $8.0 million, of which $5.4 million remain as at July 3, 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $19.1 million or 9.6% of sales for the third quarter of fiscal 2005, compared to $15.6 million, or 9.3% of sales in the third quarter of fiscal 2004. The increase in expenditures is primarily due to additional costs incurred in the quarter for the implementation of a new warehouse management system combined with higher variable selling expenses, the stronger Canadian dollar and provisions for higher performance-related compensation.

For the nine-month period ended July 3, 2005, selling, general and administrative expenses were $53.7 million or 11.4% of sales compared to $42.2 million or 10.9% of sales in the same period of fiscal 2004. The higher selling, general and administrative expenses reflected higher variable selling expenses, the implementation of our new warehouse management system, provision for higher performance-related compensation expenses, and the stronger Canadian dollar, in addition to the continuing development of the organization to support the Company’s ongoing growth strategy. The Company expects that for fiscal 2005, selling, general and administrative expenses will be at a similar level as a percentage of sales as fiscal 2004.

Depreciation and Interest Expense

Depreciation expense increased from $5.5 million in the third quarter of fiscal 2004 to $6.0 million in the third quarter of fiscal 2005. For the nine-month period, depreciation expense was $18.4 million in fiscal 2005 compared to $15.7 million in fiscal 2004. The increase in depreciation expense is the result of the Company’s continued investment in capital expenditures to provide for long-term sales growth. The depreciation expense in the third quarter of fiscal 2005 was $0.5 million lower than the second quarter of fiscal 2005 mainly due to the disposal and write down of fixed assets upon closure of the Company’s two Canadian yarn-spinning operation.

Interest expense has decreased to $1.2 million in the third quarter of fiscal 2005 from $1.6 million in the third quarter of fiscal 2004. For the nine-month period, interest expense was $3.7 million in fiscal 2005 compared to $5.0 million in fiscal 2004. These decreases are the result of the reduction in overall debt following the scheduled principal repayments made on the Company’s U.S. Senior Notes.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Income Taxes

The income tax rate for the third quarter of 2005 was 6.1%, compared to 7.0% for the third quarter of the prior year, and 0.2% for the nine months ended July 3, 2005 versus 7.2% for the same period of fiscal 2004. Excluding the tax recovery associated with the closure costs in the second quarter of fiscal 2005, the tax provision for the nine months ended July 3, 2005 was $4.2 million, resulting in a tax rate of 6.1%. The Company continues to anticipate that for fiscal 2005 the current effective tax rate will be maintained, as sales continue to grow in its international operations and are increasingly sourced from its offshore textile facilities.

Earnings

Net earnings were $34.1 million or $0.57 per share on a diluted basis in the third quarter of fiscal 2005 compared to $26.2 million or $0.44 per share on a diluted basis in the third quarter of fiscal 2004. Compared to last year, the increase in third quarter net earnings was driven by growth in unit volume sales, more favourable product-mix and lower raw material costs. These positive variances were partially offset by lower selling prices, higher selling, general and administrative expenses and higher depreciation.

For the nine-month period ended July 3, 2005, net earnings were $56.8 million or $0.95 per diluted share compared to $43.4 million or $0.73 per diluted share in the same period of last year. Net earnings for the first nine months of fiscal 2005, excluding the impact of the costs relating to the closure of Canadian yarn-spinning operations, were $64.6 million or $1.08 per diluted share. These results were up 38.3% and 38.5% respectively from net earnings of $46.7 million or $0.78 per diluted share in the first nine months of last year, after adjusting last year’s earnings for the negative impact of the functional currency change on the cost of sales as a result of revaluing opening inventories which were consumed in the first half of fiscal 2004.

Balance Sheet

Accounts receivable increased to $112.4 million in the third quarter of fiscal 2005 from $85.3 million at October 3, 2004 and increased by $18.1 million compared to the third quarter of the prior year. The increase in receivables compared with October 3, 2004 was due to higher sales partially offset by a reduction in days sales outstanding on trade accounts receivable. The increase in accounts receivable from the third quarter of fiscal 2004 is due to the 18.1% increase in sales over the prior year. Inventories have increased by $15.2 million from October 3, 2004 and by $18.3 million from the third quarter of fiscal 2004 to $131.8 million in the third quarter of fiscal 2005.

In the third quarter of fiscal 2005, the Company invested $23.6 million in fixed assets mainly for the textile facilities in the Dominican Republic and Honduras, the expansion of our yarn-spinning joint venture with Frontier Spinning Mills, Inc., along with the continued expansion of our U.S. distribution centre to prepare for entry into the retail channel. In the third quarter of fiscal 2004, the Company invested $9.2 million in fixed assets, net of approximately $2.5 million of proceeds on the disposition of Canadian textile assets. Year-to-date, the Company invested $66.7 million in fixed assets and it continues to anticipate that capital expenditures for the full year will be approximately $85 million.

Liquidity and Capital Resources

The Company has in recent years funded its capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. The Company’s primary uses of financing on an ongoing basis are related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, and scheduled annual repayments of principal on our U.S. Senior Notes over the next two years.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

At July 3, 2005, none of the Company’s revolving bank facility was utilized. Total indebtedness1 at July 3, 2005, amounted to $43.9 million compared to $56.6 million at October 3, 2004 and $57.0 million at July 4, 2004.

The Company expects to continue to have sufficient liquidity and capital resources to fund its working capital requirements and capital expenditures for the foreseeable future.

Total assets were $551.6 million at July 3, 2005 compared to $488.8 million at October 3, 2004 and $457.3 million at July 4, 2004. Working capital was $187.8 million at the end of the third quarter of fiscal 2005 compared to $178.8 million at October 3, 2004, and $167.2 million at July 4, 2004.

Off-Balance Sheet Arrangements

Operating Leases
We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 16 of this Interim MD&A. As disclosed in Note 7 to our Interim Consolidated Financial Statements, we have issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $19.6 million at July 3, 2005.

Derivative Financial Instruments
From time to time, the Company uses forward foreign exchange contracts, primarily in Canadian dollars, British Pounds Sterling and Euros to hedge cash flows related to sales and disbursements in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major North American financial institutions. The Company’s exposure to foreign currency fluctuations is described in more detail in the “Risks” section of the 2004 MD&A.

The Company does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

__________

1 Total long-term debt. See Non-GAAP Financial Measure on page 20.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at July 3, 2005 and July 4, 2004:

(in thousands)	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2005:
Buy contracts:
Foreign exchange contracts	CAD	47,800	0.7896 to 0.8216	July 2005 to August 2006	$38,298
Sell contracts:
Foreign exchange contracts		€15,884	1.3345 to 1.3721	July 2005 to September 2006	$21,543
		£6,187	1.8707 to 1.9008	July 2005 to September 2006	$11,662
2004:
Buy contracts:
Foreign exchange contracts	CAD	64,640	0.7465 to 0.7202	July 2004 to August 2005	$47,614
Sell contracts:
Foreign exchange contracts		€5,696	1.2202 to 1.2752	July to December 2004	$7,051
		£3,132	1.6660 to 1.8500	July to December 2004	$5,437

Contractual Obligations

In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company’s contractual obligations for the following items as at July 3, 2005:

	Payments Due by Period

(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Long Term Debt	$ 43.6	$ 0.8	$ 39.1	$ 3.7	—

Fixed interest payments	5.1	0.9	4.2	—	—

Capital Lease Obligations	0.2	—	0.2	—	—

Operating Leases	26.5	1.1	6.6	5.9	12.9

Purchase Obligations	106.4	55.7	50.7	—	—

Other Long Term Obligations	71.5	33.1	38.4	—	—

Total Contractual Obligations	$ 253.3	$ 91.6	$ 139.2	$ 9.6	$ 12.9

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2005 and 2006.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Summary of Quarterly Results

The following table sets forth certain summarized unaudited quarterly financial and other data for the periods presented. The financial data have been derived from the Company’s unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly data. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	2005
(in millions, except per share data)	Q1	Q2	Q3

Unit sales (Dozen)	5.1	8.3	9.6

Sales	$ 109.0	$ 165.3	$ 198.9
Net earnings	8.4	14.3	34.1
Basic E.P.S	0.14	0.24	0.57
Diluted E.P.S	0.14	0.24	0.57
Total assets	497.3	525.4	551.6
Total long-term financial liabilities	73.2	72.8	58.1

Weighted average # of shares outstanding (in thousands)

Basic	59,407	59,617	59,816
Diluted	59,770	60,086	60,270

	2004
(in millions, except per share data)	Q1	Q2	Q3	Q4

Unit sales (Dozen)	4.0	7.6	8.4	6.9

Sales	$ 78.0	$ 141.4	$ 168.4	$ 145.6
Net earnings	2.9	14.3	26.2	16.8
Basic E.P.S.	0.05	0.24	0.44	0.28
Diluted E.P.S.	0.05	0.24	0.44	0.28

Total assets	427.3	447.6	457.3	488.8
Total long-term financial liabilities	$ 79.9	$ 81.2	$ 60.9	$ 66.0

Weighted average # of shares outstanding (in thousands)

Basic	59,048	59,153	59,256	59,270
Diluted	59,584	59,732	59,718	59,651

Quarterly Report to Shareholders Third quarter ended July 3, 2005

	2003
(in millions, except per share data)	Q1	Q2	Q3	Q4

Unit sales (Dozen)	3.3	6.1	7.4	5.8

Sales	$ 65.0	$ 113.6	$ 143.4	$ 109.2
Net earnings	3.7	13.4	21.8	14.2
Basic E.P.S.	0.06	0.23	0.37	0.24
Diluted E.P.S.	0.06	0.23	0.37	0.24
Total assets	319.1	356.9	407.2	429.5
Total long-term financial liabilities	85.4	87.5	73.8	74.8

Weighted average # of shares outstanding (in thousands)

Basic	57,890	58,320	58,745	58,956
Diluted	59,201	59,431	59,536	59,617

The activewear business is seasonal and the Company has historically experienced significant quarterly fluctuations in operating results. Typically, demand for our products is highest in the third quarter of each fiscal year and lowest in the first quarter of each fiscal year. Weather conditions also affect the demand for our products particularly for fleece products. The seasonality of specific product lines is consistent with the results of other companies in the activewear industry and management anticipates that this will continue in the future.

Outlook

On July 12, 2005, the Company increased its E.P.S. guidance for the full 2005 fiscal year from approximately $1.40 per share, to approximately $1.50 per share before the special charge, and approximately $1.37 per share after the charge. The Company continues to be comfortable with its revised guidance. This represents E.P.S growth of 48.5% over fiscal 2004 reported E.P.S. and 33.9% growth over fiscal 2004 adjusted earnings of $1.12 diluted share. Adjusted earnings for fiscal 2004 are earnings prior to the special charge relating to the departure of H. Greg Chamandy and the impact of the change in functional currency included in cost of sales.

With the incremental production from its new textile facility in the Dominican Republic, the Company expects to have sufficient capacity to support its projected sales growth and planned entry into the retail channel in fiscal 2006. The Company continues to estimate that capital expenditures for fiscal 2005 will be approximately $85 million, including the yarn-spinning investments made by the Company’s joint-venture with Frontier Spinning Mills, Inc. which is now fully consolidated in the Company’s financial statements. Gildan has also announced two new facilities to be constructed at its Rio Nance site in Honduras, one to support the ongoing growth of its existing products, and the other to enter the athletic sock industry. Gildan views the athletic sock industry as an opportunity to complement its overall retail strategy and leverage its existing expertise in low-cost offshore manufacturing. Gildan expects to spend approximately $105 million for capital expenditures in fiscal 2006, which it expects to fund from its internal cash flow.

Stock split

On May 4, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding Common Shares, to shareholders of record on May 20, 2005, The Company’s shares commenced trading on a post-split basis on May 18, 2005 on the TSX and on June 1, 2005, on the NYSE, in accordance with the respective requirements of these exchanges. All earnings per share data in this Interim MD&A are stated after the stock split.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Critical Accounting Estimates

The Company’s significant accounting policies are described in Note 2 to the Company’s 2004 Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. Management reviews its estimates on an on going basis and actual results could differ from those estimates.

Management believes that the accounting estimates relating to the following items are most significant to assist in understanding and evaluating the Company’s financial results:

           • Sales promotional programs;
           • Trade accounts receivable;
           • Fixed assets;
           • Cotton procurements; and
           • Future income taxes.

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2004 MD&A, which section is hereby incorporated by reference.

Changes in Accounting Policies/Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants issued a guideline on accounting for variable interest entities (“VIEs”) titled Accounting Guideline 15 – Consolidation of Variable Interest Entities (“AcG-15”), which harmonizes with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. We have determined that the Company’s joint venture with Frontier Spinning Mills, Inc. (Cedartown Manufacturing, LLC) meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity.

AcG-15 is effective for all fiscal periods beginning on or after November 1, 2004 and early adoption is encouraged. The Company early adopted this standard on October 4, 2004, the beginning of its 2005 fiscal year, in order to minimize any potential difference between Canadian and U.S. GAAP. In accordance with AcG-15, we consolidated Cedartown at October 4, 2004, which increased total assets by $7.9 million and total liabilities by $5.0 million, while creating a non-controlling interest of $2.9 million. Prior to fiscal 2005, the Company accounted for its investment in Cedartown using the proportionate consolidation method. Under generally accepted accounting principles, the application of either the consolidation or the proportionate consolidation method of accounting for equity interests results in the same net earnings inclusion, and accordingly the Company’s net earnings are not affected by this change.

The consolidation of the Company’s interest in Cedartown did not result in any material change in the underlying tax, legal or credit risks facing the Company.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Risks

In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. The most significant risks the Company faces are as follows:

           • Our industry is competitive;
           • Our industry is subject to pricing pressures;
           • We rely on a relatively small number of significant customers and are exposed to concentration of credit risk;
           • We are subject to international trade legislation that is subject to change;
           • We currently pay income tax at a comparatively low effective rate, which could change in the future;
           • The price of the raw materials we buy is prone to significant fluctuations and volatility;
           • Our operations are subject to political, social and economic risks;
           • Our industry is subject to fluctuation in sales demand;
           • Our operations are subject to environmental regulation; and
           • We are subject to foreign exchange fluctuation risk.

For a more detailed discussion on potential business risks, readers should review the “Risks” section of the 2004 MD&A and the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission which sections are hereby incorporated by reference.

Disclosure of Outstanding Share Data

Our shares are listed on the New York Stock Exchange (GIL) and the Toronto Stock Exchange (GIL).

As of July 29, 2005 there were 59,877,705 common shares issued and outstanding along with 644,089 options to acquire common shares outstanding. Effective February 2, 2005, the Company amended its Articles of Incorporation in order to change each of the issued and outstanding Class A subordinate voting shares into one newly-created common share and to remove the Class B multiple voting shares and the Class A subordinate voting shares, effectively eliminating the dual class voting structure, as approved by a special resolution of the shareholders.

Reconciliation of Non-GAAP Financial Measures

The Company uses and presents Non-GAAP Financial Measures because we believe such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly they should not be considered in isolation.

The following measures included in this Interim MD&A do not have standardized meaning under Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies;

1. Total indebtedness;
2. Net earnings and earnings per share before the special charge; and
3. Net earnings, gross margins and earnings per share adjusted for the impact of the functional currency adjustment on cost of sales.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

The following table reconciles all Non-GAAP Financial Measures mentioned in this Interim MD&A to the most directly comparable GAAP measures:

(in millions, except earnings per share)
Total Indebtedness	Q3 2005	Q4 2004	Q3 2004
Current portion of long-term debt	(19,7)	(18.6)	(18.6)
Long-term debt	(24,2)	(38.0)	(38.4)

Total Indebtedness	(43.9)	(56.6)	(57.0)

Adjusted Consolidated Statement of Earnings and Earnings per Share

(in millions, except per share data)	FISCAL 2005

	Q1	Q2	Adj	Q2 Adj	Q3	YTD Adj

Sales	$109.0	$165.3		$165.3	$198.9	$473.2
Cost of sales	76.6	115.6		115.6	136.1	328.3

Gross profit	32.4	49.7		49.7	62.8	144.9
S, g and administrative expenses	16.3	18.3		18.3	19.2	53.8
Non-recurring charge (1)	–	11.9	(11.9)	–	–	–

EBITDA (2)	16.1	19.5		31.4	43.6	91.1
Depreciation and amortization	5.9	6.5		6.5	6.0	18.4
Non-controlling interest	–	0.1		0.1	0.1	0.2
Interest expense	1.2	1.3		1.3	1.2	3.7

Earnings before income taxes	9.0	11.6		23.5	36.3	68.8
Income taxes (1)	0.6	(2.7)	4.1	1.4	2.2	4.2

Net earnings	$8.4	$14.3	$(7.8)	$22.1	$34.1	$64.6

Basic E.P.S	$0.14	$0.24	$0.13	$0.37	$0.57	$1.08
Diluted E.P.S	0.14	0.24	0.13	0.37	0.57	1.08

	FISCAL 2004

(in millions, except per share data)	Q1	Adj	Q1 Adj	Q2	Adj	Q2 Adj	Q3	YTD Adj

Sales	$ 78.0		$ 78.0	$ 141.4		$ 141.4	$ 168.4	$ 387.8
Cost of sales (3)	56.9	(2.1)	54.8	103.8	(1.1)	102.7	117.4	274.9

Gross profit	21.1		23.2	37.6		38.7	51.0	112.9
S, g and administrative expenses	11.4		11.4	15.2		15.2	15.6	42.2

EBITDA (2)	9.7		11.8	22.4		23.5	35.4	70.7
Depreciation and amortization	4.9		4.9	5.2		5.2	5.5	15.6
Interest expense	1.6		1.6	1.8		1.8	1.6	5.0

Earnings before income taxes	3.2		5.3	15.4		16.5	28.3	50.1
Income taxes	0.3		0.3	1.1		1.1	2.0	3.4

Net earnings	$ 2.9	$ (2.1)	$ 5.0	$ 14.3	$ (1.1)	$ 15.4	$ 26.3	$ 46.7

Basic E.P.S	$ 0.05	$ 0.03	$ 0.08	$ 0.24	$ 0.02	$ 0.26	$ 0.44	$ 0.78
Diluted E.P.S	0.05	0.03	0.08	0.24	0.02	0.26	0.44	0.78

(1)	Adjustment to remove the special charge relating to the closure of the Canadian yarn-spinning facilities and the income tax effect thereon. See page 13.
(2)	Earnings before interest, income taxes, depreciation and amortization.
(3)	Adjustment to remove the effect of the change in functional currency. See page 12.
(4)	Certain minor rounding variances exist between the financial statements and this summary.

Quarterly Report to Shareholders Third quarter ended July 3, 2005

Forward Looking Statements

Certain statements included in this management discussion and analysis may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian Securities regulations. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

August 2, 2005

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Pierre Poirier
Pierre Poirier
Director, Legal Services

Date August 18, 2005